Filed Pursuant to Rule 424(b)(5)
                                            Registratioon No. 333-48647


          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933. A final prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.



                                SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS SUPPLEMENT DATED APRIL 2, 1998

          PROSPECTUS SUPPLEMENT
          ---------------------
          (To Prospectus dated April 2, 1998)


                                   2,100,000 Shares

                              MDU RESOURCES GROUP, INC.
                                     Common Stock
                              Par Value, $3.33 per share

                                 -------------------

             MDU Resources Group, Inc. (the "Company") is offering hereby 2,100,000 shares of its common stock, par value $3.33 per share (the "Common Stock"), and the appurtenant Preference Share Purchase Rights (the "Rights", and together with the 2,100,000 shares of Common Stock, the "Shares"), of which 869,068 Shares are being offered for sale by the Company and 1,230,932 Shares are being offered for sale by certain shareholders of the Company (the "Selling Shareholders"). The Common Stock and the appurtenant Rights (including the Shares offered by the Selling Shareholders) are listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange under the symbol MDU. On April 1, 1998, the last reported sale price for the Common Stock on the NYSE was $36 3/4 per share.

                                 -------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                     OR THE PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.


      ======================================================================

                        PRICE   UNDERWRITING   PROCEEDS    PROCEEDS TO
                          TO      DISCOUNTS       TO         SELLING
                        PUBLIC       (1)      COMPANY(2)   SHAREHOLDERS
      ----------------------------------------------------------------------
      Per Share .....      $           $            $            $
      ----------------------------------------------------------------------
      Total (3) .....  $        $             $           $
     ======================================================================

          (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting".

          (2)  Amounts shown are before deducting expenses, estimated at
               $   .  The Company will pay all expenses in connection with
               the registration and offering of the Shares, other than the following expenses of the Selling Shareholders, which will be paid by the Selling Shareholders: (i) underwriting discounts with respect to the Shares offered for sale by the Selling Shareholders and (ii) the fees and expenses of the Selling Shareholders' counsel.

          (3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 300,000 additional shares (the "Option Shares") from the Company, on the same terms set forth above, solely to cover over-allotments, if any. If all such Option Shares are purchased, the total Price to Public, Underwriting Discounts, Proceeds to Company and Proceeds to Selling Shareholders will be $ , $ , $ , and $ , respectively. See "Underwriting".

                                 -------------------

             The Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and counsel for the Company. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about April , 1998.

                                 -------------------

          MERRILL LYNCH & CO.

                    DONALDSON, LUFKIN & JENRETTE
                      SECURITIES CORPORATION

                                        EDWARD D. JONES & CO., L.P.

                                                            LEHMAN BROTHERS

                                 -------------------

               The date of this Prospectus Supplement is April  , 1998.

          [Company logo of registrant.]

          [Maps of locations of registrant's business operations.]














          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                 SUMMARY INFORMATION

        The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from or is based upon the detailed information and financial statements included in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, is qualified in its entirety by reference thereto, and, therefore, should be read together therewith.

                                     THE OFFERING

     Company . . . . . . . .     MDU Resources Group, Inc.

     Selling Shareholders  .     Certain shareholders of the Company who
                                 received Common Stock pursuant to the Company's acquisitions of Morse Bros., Inc. and S2 - F
                                 Corp. on March 5, 1998

     Securities offered
       by the Company  . . .     869,068 shares of Common Stock and the Rights
                                 appurtenant thereto (excluding up to 300,000
                                 Option Shares)

     Securities offered by
       the Selling
       Shareholders  . . . .     1,230,932 shares of Common Stock and the Rights
                                 appurtenant thereto

     Shares of Common Stock
       outstanding
       at March 31, 1998 . .     32,832,002 shares

     Common Stock closing
       price range, per share
       (April 1, 1997 through
        March 31, 1998)  . .     $21.50 - $37.25

     New York Stock Exchange
       and Pacific Exchange
       Symbol  . . . . . . .     MDU

     Current indicated
       annual dividend rate
       per share . . . . . .     $1.15

     Book Value per share
       of Common Stock
       (at December 31, 1997)    $13.26

     Use of Proceeds . . . .     Proceeds from the offering may be used for
                                 the refunding of outstanding debt obligations, for corporate development purposes (including the potential acquisition of businesses and/ or business assets), and for other general corporate purposes. The Company will not receive any of the proceeds from the sale of Shares offered for sale by the Selling
                                 Shareholders.

                                     THE COMPANY

          The Company, headquartered in Bismarck, North Dakota, is a multi-dimensional natural resource company incorporated under the laws of the State of Delaware in 1924.

          Montana-Dakota Utilities Co., the public utility division of the Company, provides electric and/or natural gas and propane distribution service at retail to 256 communities in North Dakota, eastern Montana, northern and western South Dakota and northern Wyoming, and owns and operates electric power generation and transmission facilities.

          The Company, through its wholly owned subsidiary, Centennial Energy Holdings, Inc., owns Williston Basin Interstate Pipeline Company ("Williston Basin"), Knife River Corporation ("Knife River"), the Fidelity Oil Group ("Fidelity Oil") and Utility Services, Inc. ("Utility Services"). Williston Basin produces natural gas and provides underground storage, transportation and gathering services through an interstate pipeline system serving Montana, North Dakota, South Dakota and Wyoming and, through its wholly owned subsidiary, Prairielands Energy Marketing, Inc., seeks new energy markets while continuing to expand present markets for natural gas and propane. Knife River, through its wholly owned subsidiary, KRC Holdings, Inc. and its subsidiaries, surface mines and markets aggregates and related construction materials in Alaska, California, Hawaii and Oregon. In addition, Knife River surface mines and markets low sulfur lignite coal at mines located in Montana and North Dakota. Fidelity Oil is comprised of Fidelity Oil Co. and Fidelity Oil Holdings, Inc., which own oil and natural gas interests throughout the United States, the Gulf of Mexico and Canada through investments with several oil and natural gas producers. Utility Services, through its wholly owned subsidiaries, International Line Builders, Inc. and High Line Equipment, Inc., installs and repairs electric transmission and distribution power lines in the western United States and Hawaii and provides related supplies and equipment.

                            SELECTED FINANCIAL INFORMATION

                                                  YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                                1997         1996       1995
                                                ----         ----       ----
                                         (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
     INCOME STATEMENT DATA:

     Operating revenues:

        Electric                               $164,351   $138,761   $134,609

        Natural gas                             200,789    175,408    167,787

        Construction materials and mining       174,147    132,222    113,066

                                                 68,387     68,310     48,784
        Oil and natural gas production         --------   --------   --------

                                               $607,674   $514,701   $464,246
                                               --------   --------   --------

     Operating income:

        Electric                                $33,089    $29,476    $29,898

        Natural gas distribution                 10,410     11,504      6,917

        Natural gas transmission                 29,169     30,231     25,427

        Construction materials and mining        14,602     16,062     14,463

                                                 24,291     24,252     13,871
        Oil and natural gas production         --------   --------   --------

                                               $111,561   $111,525    $90,576
                                               --------   --------   --------

     Earnings on common stock:

        Electric                                $13,388    $11,436    $12,000

        Natural gas distribution                  4,514      4,892      1,604

        Natural gas transmission                 11,317      2,459      8,416

        Construction materials and mining        10,111     11,521     10,819

                                                 14,505     14,375      8,002
        Oil and natural gas production         --------   --------   --------

        Earnings on common stock
           before cumulative effect of
           accounting change                     53,835     44,683     40,841

        Cumulative effect of                         --         --         --
           accounting change                   --------   --------   --------

                                                $53,835    $44,683    $40,841
                                               --------   --------   --------

     Earnings per common share
        before cumulative effect of
        accounting change -- diluted              $1.86      $1.57      $1.43

     Cumulative effect of accounting                 --         --         --
       change                                  --------   --------   --------

                                                  $1.86      $1.57      $1.43
     Earnings per common share - diluted       --------   --------   --------

                                                  $1.13      $1.10    $1.0782
     Dividends per common share                --------   --------   --------




                                                 YEAR ENDED DECEMBER 31,
                                                 -----------------------
                                               1994         1993       1992
                                               ----         ----       ----
                                        (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     INCOME STATEMENT DATA:

     Operating revenues:

        Electric                              $133,953   $131,109   $123,908

        Natural gas                            160,970    178,981    159,438

        Construction materials and mining      116,646     90,397     45,032

        Oil and natural gas production          37,959     39,125     33,797
                                              --------   --------   --------

                                              $449,528   $439,612   $362,175
                                              --------   --------   --------

     Operating income:

        Electric                               $27,596    $30,520    $30,188

        Natural gas distribution                 3,948      4,730      4,509

        Natural gas transmission                21,281     20,108     21,331

        Construction materials and mining       16,593     16,984     11,532

        Oil and natural gas production           8,757     11,750      9,499
                                              --------   --------   --------

                                               $78,175    $84,092    $77,059
                                              --------   --------   --------

     Earnings on common stock:

        Electric                               $11,719    $12,652*   $13,302

        Natural gas distribution                   285      1,182*     1,370

        Natural gas transmission                 6,155      4,713      3,479

        Construction materials and mining       11,622     12,359     10,662

        Oil and natural gas production           9,267      7,109      5,751
                                              --------   --------   --------

        Earnings on common stock
           before cumulative effect of
           accounting change                    39,048     38,015*    34,564

        Cumulative effect of
           accounting change                        --      5,521         --
                                              --------   --------   --------

                                               $39,048    $43,536    $34,564
                                              --------   --------   --------

     Earnings per common share
        before cumulative effect of
        accounting change -- diluted             $1.37      $1.34*     $1.21

     Cumulative effect of accounting                --        .19         --
        change                                --------   --------   --------

     Earnings per common share - diluted         $1.37      $1.53      $1.21
                                              --------   --------   --------


     Dividends per common share                $1.0533    $1.0133     $.9733
                                              --------   --------   --------

     *Before cumulative effect of an accounting change reflecting the accrual of estimated unbilled revenues.

                                         At December 31, 1997
                              ------------------------------------------

                                      Actual            As Adjusted(1)
                                 ------------------    ----------------
                                 Amount     Percent    Amount   Percent
                                 ------     -------    ------   -------

                                    (Thousands, except percentages)

     BALANCE SHEET DATA:

     Total assets             $1,113,892
                              ==========

     Short-term borrowings
     and long-term debt and
     preferred stock due
     within one year             $11,249
                              ==========

     Capitalization:

        Long-term debt          $298,561     43%

        Preferred stocks          16,700      2

        Common stockholders'     386,296     55
        equity                ----------     --

          Total capitalization  $701,557    100%
                              ==========    ===


     -----------------

     (1) As adjusted to reflect (i) the net proceeds to the Company from the sale of the Shares by the Company (excluding the Option Shares), after deducting estimated expenses payable by the Company and (ii) the acquisitions by the Company on March 5, 1998 of Morse Bros., Inc. and S2 - F Corp.




                              FORWARD-LOOKING STATEMENTS

        This document and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words anticipates, estimates, expects, intends, plans and predicts. These statements are based on assumptions that the Company believes are reasonable, but are subject to a wide range of circumstances, including without limitation political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions, population growth rates and demographic policy, that may materially affect anticipated revenues, costs and future performance. Therefore, no assurance can be given by the Company that actual results will not differ from those in the forward-looking statements contained herein and in the incorporated documents. For a discussion of other factors that may affect forward-looking statements contained herein or in the incorporated documents, see the Company's latest Annual Report on Form 10-K or its most recent Quarterly Report on Form 10-Q.

                                     THE COMPANY

        The Company is a multi-dimensional natural resource company incorporated under the laws of the State of Delaware in 1924. It has been listed on the New York Stock Exchange since 1948. The Company's principal executive offices are located at the following address: Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone
     (701) 222-7900.

        Throughout its history, the Company has had multi-dimensional operations which, in addition to the natural gas and electric utility businesses, focus on natural resources and their use. The Company's development strategy has been to build on its existing expertise by investing in the development of related lines of business. In keeping with this long-held development strategy, the Company has acquired several businesses in extractive industries, all within higher than average growth areas in the Pacific Northwest, along with acquisitions of utility service operations.

        Montana-Dakota Utilities Co. ("Montana-Dakota"), the public utility division of the Company, provides electric and/or natural gas and propane distribution service at retail to 256 communities in North Dakota, eastern Montana, northern and western South Dakota and northern Wyoming, and owns and operates electric power generation and transmission facilities. Over 113,000 residential, commercial, industrial and municipal customers receive electric service while approximately 200,000 residential, commercial and industrial customers receive underground natural gas and propane service. Montana-Dakota also offers a variety of customer service programs including preventive maintenance on key household appliances.

        The Company, through its wholly owned subsidiary, Centennial Energy Holdings, Inc., owns Williston Basin Interstate Pipeline Company ("Williston Basin"), Knife River Corporation ("Knife River"), the Fidelity Oil Group ("Fidelity Oil") and Utility Services, Inc. ("Utility Services").

        Williston Basin owns and operates over 3,600 miles of transmission, gathering and storage lines and 22 compressor stations located in the states of Montana, North Dakota, South Dakota and Wyoming. Through three underground storage fields located in Montana and Wyoming, storage services are provided to local distribution companies, producers, suppliers and others, and serve to enhance system deliverability. Williston Basin's system is strategically located near five natural gas producing basins making natural gas supplies available to Williston Basin's transportation and storage customers. Williston Basin has interconnections with seven pipelines in Wyoming, Montana and North Dakota which provide for supply and market access. In addition, Williston Basin produces natural gas from owned reserves which is sold to others or used by Williston Basin for its operating needs. Since 1993, Williston Basin has engaged in a long-term developmental drilling program to enhance the performance of its investment in natural gas reserves. As a result of this effort, 1997 production levels reached 6.9 million decatherms, up 79 percent from 1993. The production increases from these reserves are expected to provide additional natural gas supplies for Prairielands Energy Marketing, Inc. ("Prairielands"), a subsidiary of Williston Basin, to enable it to enhance its marketing efforts. Prairielands seeks new energy markets while continuing to expand present markets for natural gas. Its activities include buying and selling natural gas and arranging transportation services to end users, pipelines and local distribution companies. In addition, Prairielands operates two retail propane operations in north central and southeastern North Dakota.

        Knife River, through its wholly owned subsidiary, KRC Holdings, Inc. and its subsidiaries, surface mines and markets aggregates and related construction materials in Alaska, California, Hawaii and Oregon and holds over 500 million tons of aggregate reserves. These operations mine, process and sell construction aggregates (crushed rock, sand and gravel) and supply ready-mixed concrete for use in most types of construction, including homes, schools, shopping centers, office buildings and industrial parks as well as roads, freeways and bridges. In addition, the Alaskan, northern California and Oregon operations produce and sell asphalt for various commercial and roadway applications. Although not common to all locations, other products include the manufacture and/or sale of cement, various finished concrete products and other building materials and related construction services. Knife River's construction materials business has continued to grow since its first acquisition in 1992 and now comprises the majority of Knife River's business. Knife River continues to investigate the acquisition of other surface mining properties, particularly those relating to sand and gravel aggregates and related products such as ready-mixed concrete, asphalt and various finished aggregate products. Knife River also surface mines and markets low sulfur lignite coal at mines located in Montana and North Dakota and held approximately 227 million tons of economically recoverable lignite coal reserves as of December 31, 1997.

        Fidelity Oil is comprised of Fidelity Oil Co. and Fidelity Oil Holdings, Inc., which are involved in the acquisition, exploration, development and production of oil and natural gas properties. Fidelity Oil's operations vary from the acquisition of producing properties with potential development opportunities to exploratory drilling and are located throughout the United States, the Gulf of Mexico and Canada. Fidelity Oil shares revenues and expenses from the development of specified properties in proportion to its interests. These operations held approximately 24 million equivalent barrels of oil in reserves as of December 31, 1997. Fidelity Oil's oil and natural gas activities have continued to expand since the mid-1980s. Fidelity Oil continues to seek additional reserve and production opportunities through the direct acquisition of producing properties and through exploratory drilling opportunities, as well as routine development of its existing properties. Future growth is dependent upon continuing success in these endeavors.

        Utility Services is comprised of its wholly owned subsidiaries, International Line Builders, Inc. and High Line Equipment, Inc., both acquired in July 1997. International Line Builders, Inc. installs and repairs electric transmission and distribution power lines in the western United States and Hawaii. High Line Equipment, Inc. sells and repairs tools and line construction products and equipment for construction companies and utilities in the northwestern United States.


                                 RECENT DEVELOPMENTS

        On March 5, 1998, the Company acquired Morse Bros., Inc. ("MBI"), and S2
     - F Corp. ("S2 - F"), privately held construction materials companies located in Oregon's Willamette Valley. The purchase consideration for such companies consisted of approximately $96 million of Common Stock and cash, the assumption of certain liabilities and an adjustment based on working capital. See "Selling Shareholders" in the accompanying Prospectus. The acquisition will be accounted for under the purchase method of accounting. Under this method, the consideration for the stock of MBI and S2 - F will be allocated to the underlying assets acquired and liabilities assumed, based on their estimated fair market values. The Company anticipates that the effect of such acquisitions will be accretive to 1998 earnings.

        MBI, the largest construction materials supplier in Oregon, sells aggregate, ready-mixed concrete, asphaltic concrete, prestress concrete and construction services in the Willamette Valley from Portland to Eugene.
     The products of MBI are used in the construction of streets, roads, and highways and in both building and bridge structures. Assets owned by MBI include aggregate reserves and construction materials plant and equipment. S2 - F sells aggregate and construction services and its properties consist primarily of construction and aggregate mining equipment and leased aggregate reserves. In 1997, MBI and S2 - F had combined net sales of $107 million and have approximately 370 million tons of aggregate reserves, of which 270 million tons are permitted. It is the intent of the Company that MBI and S2 - F continue their operations and businesses.

        As a result of the MBI and S2 - F acquisitions, shareholders of MBI and S2 - F received an aggregate of 3,848,351 shares of Common Stock, of which 3,542,953 shares were issued to the Selling Shareholders, an aggregate of 145,717 shares were issued to five senior executive officers of MBI (the "EMT Group") and the remaining 159,681 shares were issued to MBI as consideration for MBI's fifty percent (50%) ownership of the outstanding common stock of S2 - F. As a result of MBI receiving Common Stock for the Company's acquisition of S2 - F, the 159,681 shares of Common Stock are presently being held by MBI. Common Stock held by MBI is neither entitled to vote nor be counted for quorum or financial reporting purposes as outstanding shares.

        The Company agreed to register for resale under the Securities Act an aggregate of 1,230,932 shares of Common Stock held by the Selling Shareholders, all of which are being offered hereby. The Common Stock owned after the offering of the Shares by each Selling Shareholder is subject to certain transfer and other terms and restrictions (including restrictions with respect to voting and other matters). See "Selling Shareholders" in the accompanying Prospectus for a summary of such restrictions. The Company has also agreed to issue up to a maximum of 305,000 additional shares of Common Stock to the Selling Shareholders under certain circumstances. See "Selling Shareholders" in the accompanying Prospectus.

        A portion of the shares of Common Stock held by the EMT Group (76,800 shares) are held subject to the same transfer and other terms and restrictions as are applicable to the Common Stock owned by the MBI Selling Shareholders following completion of the offering. The remaining 68,917 shares owned by the members of the EMT Group are not subject to such transfer restrictions (and, consequently, are eligible to be sold pursuant to Rule 144 of the Securities Act on or after March 5, 1999), but remain subject to all other terms and restrictions as are applicable to the Common Stock owned by the MBI Selling Shareholders. See "Selling Shareholders" in the accompanying Prospectus.

        Based upon the number of shares of Common Stock outstanding on March 31, 1998 (32,832,002), and after giving effect to the sale of the Shares by the Selling Shareholders and the Company (excluding the Option Shares), the total number of shares of Common Stock owned by the Selling Shareholders and the EMT Group would be 2,457,738 shares, or approximately 7.29% of the outstanding Common Stock.

        On April 1, 1998, the Company acquired Angell Bros., Inc., a construction materials company located in Portland, Oregon. Angell Bros. sells crushed rock to customers in the greater Portland metropolitan area. This strategic acquisition, which is not material financially, includes approximately 80 million tons of permitted reserves.


                                   USE OF PROCEEDS

        The net proceeds to the Company from the sale of the Shares by the Company will be added to the general funds of the Company and may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the potential acquisition of businesses and/or business assets), and for other general corporate purposes. The Company will not receive any of the proceeds from the sale of Shares offered for sale by the Selling Shareholders.

                        COMMON STOCK DIVIDENDS AND PRICE RANGE

        The following table sets forth the high and low sales prices per share of the Common Stock reported on the NYSE as published in The Wall Street Journal and the dividends declared for the indicated periods.

                                        Price Range
                                --------------------------      Dividends
                                   High          Low            Per Share
                                ----------    ------------   ---------------

        1996:
               First Quarter      $23.00        $19.88         $ .2725
               Second Quarter      23.50         20.13           .2725
               Third Quarter       22.38         20.75           .2775
               Fourth Quarter      23.38         21.25           .2775
                                                               -------
                                                               $1.1000
                                                               =======
        1997:
               First Quarter      $23.00        $21.00          $.2775
               Second Quarter      25.25         21.38           .2775
               Third Quarter       27.69         22.25           .2875
               Fourth Quarter      33.50         26.63           .2875
                                                               -------
                                                               $1.1300
                                                               =======

        1998:
               First Quarter      $37.88        $28.25          $.2875


        The last reported sale price for the Common Stock on the NYSE on April 1, 1998 was $36.75 per share. As of March 31, 1998, the Company's Common Stock was held by approximately 13,500 stockholders of record.

        The next quarterly dividend is expected to be paid on July 1, 1998 to stockholders of record on June 11, 1998.

                                     UNDERWRITING

        The Underwriters named below, acting through their Representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Edward D. Jones & Co., L.P., and Lehman Brothers, Inc. (the "Representatives"), have severally agreed, subject to
     the terms and conditions of the Underwriting Agreement, dated April      ,
     1998 (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders the number of Shares set forth below opposite their respective names.
                                                                  NUMBER OF
             UNDERWRITER                                            SHARES
             -----------                                          ---------
     Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated  . . . . . . . . . . . . . . . . . .
     Donaldson, Lufkin & Jenrette Securities Corporation . . . . .
     Edward D. Jones & Co., L.P..  . . . . . . . . . . . . . . . .
     Lehman Brothers, Inc. . . . . . . . . . . . . . . . . . . . .









                                                                    ---------
             Total . . . . . . . . . . . . . . . . . . . . . . . .  2,100,000
                                                                    =========

             The Underwriters are committed to purchase all of the above Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.

             The Representatives have advised the Company that they propose initially to offer the Shares to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in
          excess of $    per share.  The Underwriters may allow, and such
          dealers may reallow, a discount not in excess of $    per share
          on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

             The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 300,000 Option Shares to cover over-allotments, if any, at the Price to Public set forth on the cover page of this Prospectus Supplement less the Underwriting Discounts. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the Option Shares as the percentage of the Shares which it has agreed to purchase.

             The Company has agreed that, for a period of 90 days from the date of this Prospectus Supplement, it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell any share of Common Stock, except for (i) Common Stock to be sold in this offering, (ii) any shares granted pursuant to existing employee benefit plans or director plans,
          (iii) any shares issued pursuant to dividend reinvestment or certain stock purchase plans, (iv) any shares issued upon the exercise of any Right, (v) any shares issued upon the exercise of an outstanding option or warrant or (vi) any shares issued in connection with mergers or acquisitions completed in the ordinary course of business by the Company or its subsidiaries provided such shares may not be resold in a public offering until the expiration of the foregoing period.

             In the Underwriting Agreement, the Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

             The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Selling
          Shareholders may be required to make in respect thereof.

             Until the distribution of the Shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

             If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

             The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

             In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

             Neither the Company nor any of the Underwriters nor Selling Shareholders makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters nor Selling Shareholders makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

          PROSPECTUS
          ----------

                                   3,400,000 SHARES
                              MDU RESOURCES GROUP, INC.
                                     COMMON STOCK
                              PAR VALUE, $3.33 PER SHARE

                                  ------------------

             This Prospectus relates to the offering, from time to time, of up to 3,400,000 shares of MDU Resources Group, Inc. (the "Company") Common Stock, par value $3.33 per share (the "Common Stock") and the appurtenant Preference Share Purchase Rights (the "Rights", and together with the 3,400,000 shares of Common Stock, the "Offered Shares") on terms to be determined at the time of sale, of which 2,169,068 Offered Shares are being offered for sale by the Company and 1,230,932 Offered Shares are being offered for sale by certain shareholders of the Company (the "Selling Shareholders"). This Prospectus will be supplemented by one or more Prospectus Supplements ("Prospectus Supplement") which will reflect any agreement entered into by the Company and, to the extent applicable, the Selling Shareholders for the sale of the Offered Shares and will set forth the number of Offered Shares, proceeds to the Company and the Selling Shareholders, initial offering price, and other specific terms of the applicable offering of the Offered Shares in respect of which this Prospectus is being delivered. The Company will not receive any of the proceeds from the sale of Offered Shares by the Selling Shareholders. See "Selling Shareholders." The Company will pay all expenses in connection with the registration and offering of the Offered Shares under the Securities Act of 1933, as amended (the "Securities Act"), other than the following expenses of the Selling Shareholders, which will be paid by the Selling Shareholders: (i) underwriting discounts and commissions with respect to the Offered Shares offered for sale by the Selling Shareholders, (ii) placement agency fees or financial advisor fees with respect to such Offered Shares and (iii) the fees and expenses of their counsel.

             The Company's outstanding shares of Common Stock and the appurtenant Rights (including the Offered Shares offered for sale by the Selling Shareholders) are, and the Offered Shares offered for sale by the Company are expected to be, listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange under the symbol MDU.

                                  ------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.

             The Offered Shares may be sold directly by the Company or the Selling Shareholders, through agents designated from time to time or through underwriters. If an agent of the Company or the Selling Shareholders or any underwriter is involved in the sale of any Offered Shares in respect of which this Prospectus is being delivered, the names of such agents or underwriters, any applicable discounts, commissions or allowances and a description of any indemnification arrangements will be set forth in a Prospectus Supplement. See "Plan of Distribution."

                                  ------------------

                    The date of this Prospectus is April 2, 1998.

                                AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, Suite 1300, New York, New York, 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information filed electronically by the Company. The Company's outstanding Common Stock and the appurtenant Rights are listed for trading on the NYSE and on the Pacific Exchange. Reports, proxy and information statements, and other information concerning the Company can also be inspected at the offices of the NYSE and the Pacific Exchange.

             The Company has filed a Registration Statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") with the SEC under the Securities Act with respect to the Offered Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the Registration Statement. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

             The following documents heretofore filed by the Company with the SEC are hereby incorporated by reference in this Prospectus:

             1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (including portions of the Annual Report to Stockholders); and

             2. The Company's Registration Statement on Form 8-A dated November 17, 1988.

             All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

             Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests for copies of such documents should be addressed to Office of the Treasurer, MDU Resources

          Group, Inc., Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 222-7900.

             The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in any or all documents which have been or may be incorporated in this Prospectus by reference.

                                     THE COMPANY

             The Company is a multi-dimensional natural resource company incorporated under the laws of the State of Delaware in 1924.
          The Company's principal executive offices are located at the following address: Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 222-7900.

             Montana-Dakota Utilities Co., the public utility division of the Company, provides electric and/or natural gas and propane distribution service at retail to 256 communities in North Dakota, eastern Montana, northern and western South Dakota and northern Wyoming, and owns and operates electric power generation and transmission facilities. The Company, through its wholly owned subsidiary, Centennial Energy Holdings, Inc., owns Williston Basin Interstate Pipeline Company ("Williston Basin"), Knife River Corporation ("Knife River"), the Fidelity Oil Group ("Fidelity Oil") and Utility Services, Inc. ("Utility Services"). Williston Basin produces natural gas and provides underground storage, transportation and gathering services through an interstate pipeline system serving Montana, North Dakota, South Dakota and Wyoming and, through its wholly owned subsidiary, Prairielands Energy Marketing, Inc., seeks new energy markets while continuing to expand present markets for natural gas and propane. Knife River, through its wholly owned subsidiary, KRC Holdings, Inc. and its subsidiaries, surface mines and markets aggregates and related construction materials in Alaska, California, Hawaii and Oregon. In addition, Knife River surface mines and markets low sulfur lignite coal at mines located in Montana and North Dakota. Fidelity Oil is comprised of Fidelity Oil Co. and Fidelity Oil Holdings, Inc., which own oil and natural gas interests throughout the United States, the Gulf of Mexico and Canada through investments with several oil and natural gas producers. Utility Services, through its wholly owned subsidiaries, International Line Builders, Inc. and High Line Equipment, Inc., installs and repairs electric transmission and distribution power lines in the western United States and Hawaii and provides related supplies and equipment.

                                 SELLING SHAREHOLDERS

               The Company acquired all of the stock of Morse Bros., Inc. ("MBI") and S2 - F Corp. ("S2 - F") on March 5, 1998. As a result of these transactions, shareholders of MBI and S2 - F received an aggregate of 3,848,351 shares of Common Stock. The terms of two separate, but substantially identical Stock Disposition Agreements, each dated March 5, 1998, between the Company and the MBI shareholders and the Company and the S2 - F shareholders provide that the Company will register for resale under the Securities Act certain of the shares of Common Stock issued to certain MBI shareholders (the "MBI Selling Shareholders") and the S2 - F shareholders listed in the table below. Each Selling Shareholder is offering all shares of Common Stock owned by such Selling Shareholder that it is permitted to sell as of the date of this Prospectus under the Stock Disposition Agreement to which it is a party.(1)

              Pursuant to separate but substantially identical
          Stockholders' Agreements dated as of March 5, 1998, the Common Stock owned after the offering of the Offered Shares by each Selling Shareholder is subject to certain restrictions, including



          ----------------

          1. A group of five senior executive officers of MBI (the "EMT Group") owning in the aggregate 145,717 shares of Common Stock not subject to the MBI Stock Disposition Agreement are not offering such shares of Common Stock for sale pursuant to this offering.

          but not limited to (i) limitations on each Selling Shareholder's ability to transfer its shares for a period of four years and
          (ii) for a period of five years, requiring each Selling Shareholder to (A) cause all of the shares to be present, in person or proxy, for quorum purposes, at all meetings of stockholders of the Company, (B) vote all shares entitled to be voted by the Selling Shareholder in accordance with the recommendation of the Board of Directors of the Company, other than the election of directors, (C) not, alone or with any other person, seek or accept a seat on the Board of Directors of the Company, (D) not acquire any additional shares of Common Stock except through (1) the reinvestment of dividends or (2) compensation plans of the Company, (E) not solicit proxies to vote any shares of Common Stock, (F) not form or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange
          Act) with respect to the shares, (G) not solicit or encourage any person to acquire shares of Common Stock and (H) not make any proposal with respect to a merger or business combination involving the Company or any of its subsidiaries.

               The aforementioned Stock Disposition Agreements provide that the Company will issue to the MBI Selling Shareholders or the S2
          - F shareholders, as the case may be, additional shares of Common Stock pursuant to a price formula if the gross sale price for the Offered Shares sold by the Selling Shareholders (or, in the event no sales are made, if the market price of the Common Stock on September 1, 1998) is lower than $29.3125 per share. Each such Stock Disposition Agreement further provides that the number of additional shares to be issued pursuant thereto will in no event exceed a stated number which, in the case of the MBI Selling Shareholders is 300,000 shares and, in the case of the S2 - F shareholders is 5,000 shares. The share information set forth in the Selling Shareholder Table below and in Note 1 thereto assumes no such additional issuances occur.

             The following table lists the Selling Shareholders, the number of shares of Common Stock of the Company beneficially owned by each Selling Shareholder as of the date of this Prospectus, the number of Offered Shares to be offered for sale by each Selling Shareholder and the number of outstanding shares of Common Stock to be owned by each Selling Shareholder after completion of the offering.

                                       COMMON                    COMMON
                                        STOCK       SHARES       STOCK
                                        OWNED        TO BE       OWNED
                   SELLING            PRIOR TO      OFFERED      AFTER
              SHAREHOLDER(1)(2)       OFFERING      HEREBY      OFFERING
         ------------------------------------------------------------------

           J. Franklin Morse(3)       380,841      100,238     280,603

           The Joseph D. Morse         88,069       24,294      63,775
             Revocable Trust, dated
             January 25, 1993(4)

           The Forrest W. Morse       104,187       28,739      75,448
             Revocable Trust, dated
             May 21, 1993(5)

           The William F. Morse        96,127       26,516      69,611
             Revocable Trust, dated
             October 5, 1993(6)

           Scot F. Morse               22,832        8,301      14,531

           Kerry Lin Tong              22,832        8,301      14,531

           Michael D. Morse(7)        393,491      143,117     250,374

           Derek C. Morse(8)            8,293        3,018       5,275

           Brock M. Morse(9)            8,293        3,018       5,275

           Tari Morse as Custodian      8,293        3,018       5,275
             for Tyler A. Morse
             Under the Oregon
             Uniform Transfer to
             Minors Act

           The Tyler A. Morse          16,126        5,865      10,261
             Trust, dated April 24,
             1997

           The Joy L. Morse            19,867        7,224      12,643
             Irrevocable Trust,
             dated December 24,
             1996

           The Brock M. Morse          16,126        5,865      10,261
             Trust, dated April 24,
             1997

           The Derek C. Morse          16,126        5,865      10,261
             Trust, dated April 24,
             1997(9)

           Steven G. Morse(10)        464,729      169,021     295,708

           Jennifer L. Smith           12,094        4,398       7,696

           Gregory F. Morse(11)       461,757      162,684     299,073

           The Sara L. Morse Trust,     8,292        3,018       5,274
             dated October 31, 1995

           The Bryan T. Morse           8,292        3,018       5,274
             Trust, dated October
             31, 1995

           Jonathan B. Morse(12)      304,403      110,712     193,691

           Travis L. Morse              3,741        1,359       2,382

           Gabriel J. Morse             3,741        1,359       2,382

           Susan L. Morse as            3,741        1,359       2,382
             Custodian for Justin
             W. Morse Under the
             Oregon Uniform
             Transfer to Minors Act

           Susan L. Morse as            3,741        1,359       2,382
             Custodian for Amanda
             N. Morse Under the
             Oregon Uniform
             Transfers to Minors Act

                                       COMMON                    COMMON
                                        STOCK       SHARES       STOCK
                                        OWNED        TO BE       OWNED
                   SELLING            PRIOR TO      OFFERED      AFTER
              SHAREHOLDER(1)(2)       OFFERING      HEREBY      OFFERING
         ------------------------------------------------------------------


           The Travis Lee Morse         8,681        3,160       5,521
             Gift Trust, dated May
             15, 1997

           The Justin Wade Morse        8,681        3,160       5,521
             Gift Trust, dated May
             15, 1997

           The Amanda Nicole Morse      8,681        3,160       5,521
             Gift Trust, dated May
             15, 1997

           The Gabriel Jerome Morse     8,681        3,160       5,521
             Gift Trust, dated May
             15, 1997

           Raymond W. Morse(13)       123,104       44,770      78,334

           Phyllis J. Helland         123,084       44,770      78,314

           Diana M. Perdue(14)        123,104       44,770      78,334

           John G. Perdue             123,084       44,770      78,314

           The Anne M. Novakovich     158,587       57,678     100,909
             Family Trust, dated
             October 29, 1996(15)

           The Anne M. Novakovich      56,447       20,532      35,915
             Children's Trust,
             dated April 8,
             1997(15)

           Angela Andersen              4,418        1,606       2,812

           Clinton D. Andersen          4,418        1,606       2,812

           The McBride Family          84,149       30,606      53,543
             Limited
             Partnership(16)

           Debbie McCool                6,705        2,436       4,269

           Richard Lyon(17)             6,705        2,436       4,269

           Northwest Christian         60,150       60,150           0
             College

           Willamette Valley            8,270        8,270           0
             Rehabilitation
             Center, Inc.

           R. Gary Ferguson(18)        95,981       14,225      81,756

           Dennis L. Smallwood(19)     53,989        8,001      45,988
        --------------------------------------------------------------------
           Totals                   3,542,953    1,230,932   2,312,021
        ====================================================================

          (1) If the Common Stock holdings of the Selling Shareholders were aggregated, then, based upon the number of shares of Common Stock outstanding on December 31, 1997 and giving effect both to the issuance on March 5, 1998 of 3,848,351 shares of Common Stock to former shareholders of MBI and S2
              - F, including 3,542,953 shares issued to the Selling Shareholders, and to the sale of 1,230,932 of such shares pursuant to this Prospectus, the total number of shares of Common Stock owned by the Selling Shareholders would be 2,312,021 shares, or approximately 7.04% of the outstanding Common Stock excluding the 159,681 shares of Common Stock being held by MBI, which are neither entitled to vote nor be counted for quorum or financial reporting purposes as outstanding shares.

          (2) The MBI Selling Shareholders, which comprise all of the Selling Shareholders other than R. Gary Ferguson and Dennis
              L. Smallwood, filed a Schedule 13G with the SEC on March 13, 1998 to report their share ownership in the Company but disclaimed the existence of a "group." If the Common Stock holdings of the MBI Selling Shareholders were aggregated, then, based upon the number of shares of Common Stock outstanding on December 31, 1997 and giving effect both to the issuance on March 5, 1998 of 3,848,351 shares of Common Stock to former shareholders of MBI and S2 - F, including 3,392,983 shares issued to the MBI Selling Shareholders, and to the sale of 1,208,706 of such shares pursuant to this Prospectus, the total number of shares of Common Stock owned by the MBI Selling Shareholders would be 2,184,277 shares, or approximately 6.65% of the outstanding Common Stock excluding the 159,681 shares of Common Stock being held by MBI, which are neither entitled to vote nor be counted for quorum or financial reporting purposes as outstanding shares.

          (3) President of MBI, now a subsidiary of the Company.

          (4) Joseph D. Morse is a former officer and director of MBI.

          (5) Forrest W. Morse is a former officer and director of MBI.

          (6) William F. Morse is a former officer and director of MBI.

          (7) Former director and current manager of MBI.

          (8) Former employee of MBI.

          (9) Former employee of MBI.

          (10) Former director and manager of and consultant to MBI.

          (11) Former director and current manager of MBI.

          (12) Former director of and consultant to MBI.

          (13) Former director of MBI.

          (14) Former director of MBI.

          (15) Anne M. Novakovich is a former director of MBI.

          (16) Judith M. McBride, a partner of the McBride Family Limited Partnership, is a former director of MBI.

          (17) Current employee of MBI.

          (18) Former director and current officer of S2 - F.

          (19) Former director and current officer of S2 - F.


                                   USE OF PROCEEDS

            The net proceeds to the Company from the sale of the Offered Shares by the Company may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the potential acquisition of businesses and/or business assets), and for other general corporate purposes. The

          Company will not receive any of the proceeds from the sale of Offered Shares offered for sale by the Selling Shareholders. See "Selling Shareholders."

                        DESCRIPTION OF COMMON STOCK AND RIGHTS

            The Company's authorized capital stock consists of 75,000,000 shares of Common Stock, $3.33 par value, 500,000 shares of Preferred Stock, $100 par value, 1,000,000 shares of Preferred Stock A, without par value, and 500,000 shares of Preference Stock, without par value.

            COMMON STOCK. The following statements are summaries of certain provisions with respect to the Common Stock of the Company contained in its Certificate of Incorporation, as amended, as affected by certain rights of the holders, if any, of the Company's Preferred Stock, Preferred Stock A and Preference Stock and by certain provisions of its Indenture of Mortgage, dated May 1, 1939, between the Company and The New York Trust Company (The Bank of New York, successor Corporate Trustee) and A.C. Downing (W.T. Cunningham, successor Co-Trustee), as restated in the Forty-fifth Supplemental Indenture, dated as of April 21, 1992 and as further amended, (the "Indenture"). Such statements, which do not purport to be complete, are subject in all respects to the full provisions of the Certificate of Incorporation, as amended, and the Indenture, to which reference is made.

            Dividends may be paid on the Common Stock as determined by the Board of Directors out of funds legally available therefor but only if full dividends on all outstanding series of the Preferred Stock, Preferred Stock A and Preference Stock for the then current and all prior dividend periods and any required sinking fund payments with respect to any outstanding series of such Preferred Stock, Preferred Stock A or Preference Stock have been paid or provided for. The Company's Indenture contains certain restrictions upon, among other things, the payment or declaration of cash dividends on shares of the Company's Common Stock.

            The holders of the Common Stock have exclusive voting rights on the basis of one vote per share, except as may be fixed and determined by the Board of Directors in respect of series of the Preferred Stock and Preferred Stock A, or as set forth in the Certificate of Incorporation, as amended, with respect to the Preference Stock or as otherwise provided by law.

            Whenever the cumulative dividends on any outstanding series of the Preferred Stock, Preferred Stock A or Preference Stock are unpaid, in whole or in part, for a period of one year, the holders of the Preferred Stock and Preferred Stock A, or Preference Stock, as the case may be, shall be entitled to the same voting rights as the holders of the Common Stock, namely one vote for each share of Preferred Stock, Preferred Stock A or Preference Stock held. Such voting rights remain in effect until all arrears in the payment of the cumulative dividends shall have been paid and the dividends thereon for the current dividend period shall have been declared and the funds for the payment thereof set aside. In addition, the consent of the holders, if any, of specified percentages of certain series of the Preferred Stock and Preferred Stock A is required in connection with certain amendments to the Company's Certificate of Incorporation, as amended, and certain increases in authorized amounts or changes in stock senior to the Common Stock.

            The holders of the Common Stock are entitled in liquidation to share ratably in the assets of the Company after required preferential payments to the holders of the Preferred Stock, Preferred Stock A and Preference Stock.

            The Common Stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable thereto. The outstanding Common Stock is fully paid and nonassessable.

            The Company's Certificate of Incorporation, as amended, contains certain provisions which make it difficult to obtain control of the Company through transactions not having the approval of the Board of Directors, including:

               A provision providing for classification of the Board into three classes comprised of as nearly equal a number of directors as possible, establishing the method of filling any vacancies, and providing that directors may be removed only for cause;

               A provision requiring the affirmative vote of 80% of the
            outstanding shares of all classes of capital stock of the Company entitled to vote for directors in order to authorize certain "Business Combinations." Any such Business Combination will also be required to meet certain "fair price" and procedural requirements. Neither an 80% stockholder vote nor "fair price" will be required for any Business Combination which has been approved by two-thirds of the "Continuing Directors;"

               A provision permitting the Board of Directors to consider
            certain specified factors in determining whether or not to approve certain Business Combinations;

               A provision requiring that action by stockholders be taken only at a stockholders' meeting and limiting the ability of stockholders to call a special meeting; and

               A provision providing that certain Articles of the
            Certificate of Incorporation, as amended, cannot be altered except by 80% of the stockholders entitled to vote unless approved by two-thirds of the Continuing Directors.

            The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A., South Saint Paul, Minnesota.

            RIGHTS. On November 3, 1988, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 3, 1988 (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A., as Rights Agent. Each Right entitles the registered holder, until the earlier of November 18, 1998 and the redemption of the Rights, to purchase from the Company two-thirds of one one-hundredth (one one-hundred-and-fiftieth) of a share of Series A Preference Stock ("Preference Share") at an exercise price of $50 per one one-hundredth ($33.33 per one one-hundred-and-fiftieth) of a Preference Share (the "Purchase Price"), subject to certain adjustments.

            Capitalized terms used in the following description and not otherwise defined herein have the meanings set forth in the Rights Agreement.

            The Rights initially are represented by the certificates for Common Stock and will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date").

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right multiplied by the number of one one-hundredths of a Preference Share for which a Right is then exercisable, in accordance with the terms of the Rights Agreement, such number of shares of common stock of the acquiring company as shall be equal to the result obtained by (i) multiplying the then current exercise price of a Right by the number of one one-hundredths of a Preference Share for which a Right is then exercisable, and (ii) dividing that product by 50% of the then current per share market price of the common stock of the acquiring company on the date of consummation of such merger or other business combination.

            In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at a price equal to the then current exercise price of the Right multiplied by the number of one one-hundredths of a Preference Share for which a Right is then exercisable, in accordance with the terms of the Rights Agreement and in lieu of Preference Shares, such number of shares of Common Stock of the Company as shall be equal to the result obtained by (i) multiplying the then current exercise price of the Right by the number of one one-hundredths of a Preference Share for which a Right is then exercisable, and (ii) dividing that product by 50% of the then current per share market price of the Company's Common Stock on the date such person became an Acquiring Person.

            The Rights will first become exercisable on the Distribution Date (unless sooner redeemed) and could then begin trading separately from the Common Stock. The Rights will expire on November 18, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

            At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01333 per Right (the "Redemption Price"). No redemption will be permitted after the time any person becomes an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided there is no Acquiring Person, to extend the period during which the Rights may be redeemed, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Purchase Price payable, and the number of Preference
          Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a Preference Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

            Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a preferential quarterly dividend payment equal to the greater of
          (a) $1 per share or (b) 150 times the aggregate dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preference Shares will be entitled to a preferential liquidation payment of $100 per share, provided that holders of the Preference Shares will be entitled to an aggregate amount per share equal to 150 times the aggregate amount to be distributed per share to the holders of shares of Common Stock. Each Preference Share will have no vote, except as otherwise provided for by law or as set forth in the Company's Certificate of Incorporation, as amended. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preference Share will be entitled to receive 150 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preference Shares' dividend and liquidation rights, the value of the number of one one-hundredths of a Preference Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preference Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.

            One Right was distributed to shareholders of the Company for each share of Common Stock owned of record by them on November 18, 1988. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights.

            The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that any person becomes an Acquiring Person, since until such time the Rights may be redeemed by the Company at $.01333 per Right.

                                 PLAN OF DISTRIBUTION

             The Company and the Selling Shareholders may sell the Offered Shares in one of four ways: (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Shares, (ii) through underwriters or dealers on a negotiated basis, (iii) directly to a limited number of purchasers or to a single purchaser or (iv) through agents. The applicable Prospectus Supplement with respect to the Offered Shares will set forth the terms of the offering of such Offered Shares, including the name or names of any underwriters, the purchase price of such Offered Shares and the net proceeds to the Company and the Selling Shareholders from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
          In addition, any Offered Shares offered for sale by the Selling Shareholders that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

             If underwriters are used in the sale, such Offered Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriting firms. The underwriter or underwriters with respect to a particular underwritten offering of Offered Shares will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Offered Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Offered Shares if any are purchased.

             The Offered Shares may be sold directly by the Company and the Selling Shareholders or through agents designated by the Company and the Selling Shareholders from time to time. The applicable Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Shares and any commissions payable by the Company or the Selling Shareholders to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

             The Selling Shareholders and any broker-dealer or agents that participate with the Selling Shareholders in the distribution of the Offered Shares offered for sale by the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of such Offered Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

             The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. Agents and underwriters may be entitled under agreements entered into with the Company and the Selling Shareholders to indemnification or contribution by the Company and the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act.

             The place and time of delivery for the Offered Shares in respect of which this Prospectus is delivered will be set forth in the accompanying Prospectus Supplement.

                                       EXPERTS

             The Company's audited consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon such report and upon the authority of said firm as experts in accounting and auditing in giving said report.

             The information set forth in the reports, each dated January 12, 1998, of Ralph E. Davis Associates, Inc. concerning oil and natural gas reserves, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, has been reviewed and verified by Ralph E. Davis Associates, Inc. and has been incorporated herein in reliance upon the authority of said firm as experts.

             The information set forth in the report, dated May 9, 1994, of Weir International Mining Consultants relating to lignite coal reserves of Knife River, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, has been reviewed and verified by Weir International Mining Consultants and has been incorporated herein in reliance upon the authority of said firm as experts.

                                    LEGAL OPINIONS

             The validity of the Offered Shares has been passed upon for the Company by Lester H. Loble, II, Esq., General Counsel for the Company and also by Reid & Priest LLP, 40 West 57th Street, New York, New York 10019, and will be passed upon for any underwriter, dealer or agent by Berlack, Israels & Liberman LLP, 120 West 45th Street, New York, New York 10036.

          ==============================     ==============================

             NO DEALER, SALESMAN OR OTHER
          PERSON HAS BEEN AUTHORIZED TO
          GIVE ANY INFORMATION OR TO MAKE
          ANY REPRESENTATIONS OTHER THAN
          THOSE CONTAINED IN THIS                   2,100,000 SHARES
          PROSPECTUS SUPPLEMENT AND THE
          PROSPECTUS IN CONNECTION WITH
          THE OFFER CONTAINED IN THIS
          PROSPECTUS SUPPLEMENT AND THE
          PROSPECTUS, AND, IF GIVEN OR
          MADE, SUCH INFORMATION OR
          REPRESENTATIONS MUST NOT BE
          RELIED UPON AS HAVING BEEN
          AUTHORIZED BY THE COMPANY, ANY
          SELLING SHAREHOLDER OR THE
          UNDERWRITERS.  NEITHER THE                       MDU
          DELIVERY OF THIS PROSPECTUS             RESOURCES GROUP, INC.
          SUPPLEMENT AND THE PROSPECTUS
          NOR ANY SALE MADE HEREUNDER
          SHALL, UNDER ANY CIRCUMSTANCES,
          CREATE ANY IMPLICATION THAT
          THERE HAS BEEN NO CHANGE IN THE
          AFFAIRS OF THE COMPANY SINCE THE
          DATE AS OF WHICH INFORMATION IS
          GIVEN IN THIS PROSPECTUS
          SUPPLEMENT AND THE PROSPECTUS.
          THIS PROSPECTUS SUPPLEMENT AND              COMMON STOCK
          THE PROSPECTUS DO NOT CONSTITUTE     PAR VALUE, $3.33 PER SHARE
          ANY OFFER OR SOLICITATION BY
          ANYONE IN ANY JURISDICTION IN
          WHICH SUCH OFFER OR SOLICITATION
          IS NOT AUTHORIZED OR IN WHICH
          THE PERSON MAKING SUCH OFFER OR
          SOLICITATION IS NOT QUALIFIED TO
          DO SO OR TO ANYONE TO WHOM IT IS         -------------------
          UNLAWFUL TO MAKE SUCH OFFER OR           P R O S P E C T U S
          SOLICITATION.                            S U P P L E M E N T
                                                   -------------------
                  --------------

                 TABLE OF CONTENTS

                                    PAGE
                                    ----

               PROSPECTUS SUPPLEMENT

          Maps  . . . . . . . . . . . S-2
          Summary Information . . . . S-3
          Selected Financial
            Information . . . . . . . S-4           MERRILL LYNCH & CO.
          Forward-Looking
            Statements  . . . . . . . S-5
          The Company . . . . . . . . S-6
          Recent Developments . . . . S-7       DONALDSON LUFKIN & JENRETTE
          Use of Proceeds . . . . . . S-8         SECURITIES CORPORATION
          Common Stock Dividends and
            Price Range . . . . . . . S-9
          Underwriting  . . . . . . . S-10
                                               EDWARD D. JONES & CO., L.P.

                   PROSPECTUS
                                                     LEHMAN BROTHERS
          Available Information . . .  2
          Incorporation of Certain
            Documents by Reference  .  2
          The Company . . . . . . . .  3
          Selling Shareholders  . . .  3
          Use of Proceeds . . . . . .  7
          Description of Common Stock
            and Rights  . . . . . . .  8
          Plan of Distribution  . . . 11             April   , 1998
          Experts . . . . . . . . . . 12
          Legal Opinions  . . . . . . 12
          ==============================     ==============================

                        APPENDIX TO ELECTRONIC FORMAT DOCUMENT



          The Company's logo will appear on page S-2 of the Prospectus. The logo will contain the stylized words "MDU RESOURCES GROUP, INC." and an illustration of a cube will appear immediately to the left of the stylized words.

          Maps of the locations of the registrant's business operations will be set forth on page S-2 of the Prospectus. Such maps will depict the states in the western and northwestern regions of the United States and certain Canadian Provinces contiguous thereto, as well as the States of Alaska and Hawaii. Such maps will identify the states in which Montana-Dakota Utilities Co., Utility Services, Inc., Williston Basin Interstate Pipeline Company, Fidelity Oil Group and Knife River Corporation operate .